Exhibit 99.2

Management’s Discussion and Analysis
Three and six month periods ended June 30, 2015 and 2014
August 28, 2015

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

The following discussion and analysis should be read in conjunction with the unaudited conden interim consolidated financial statements of Hunt Mining Corp. (the “Company” or “Hunt”) for the three and six month periods ended June 30, 2015, as well as the Company’s annual audited consolidated financial statements for the year ended December 31, 2014 and all of the notes, risk factors and information contained therein.

The audited annual financial statements for the year ended December 31, 2014 have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Introduction

This management discussion and analysis (“MD&A”) is dated August 28, 2015 and is in respect of the three and six month periods ended June 30, 2015.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian funds.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with its unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2015, as well as its annual audited consolidated financial statements and related notes for the year ended December 31, 2014. This section contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information”.

Forward Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (together, “forward looking statements”) within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements also relate to the ability of the Company to obtain all government approvals, permits and third party consents in connection with the Company’s exploration and development activities; the Company’s ongoing drilling program; the Company’s future exploration and capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations; general business and economic conditions; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the supply and demand for gold and the level and volatility of prices of gold, the availability of financing to fund the Company’s ongoing and planned exploration and possible future mining operation on reasonable terms, changing foreign exchange rates and actions by government authorities, market competition, risks involved in mining, processing, exploration and research and development activities, the political climate in Argentina, the Company’s ongoing relations with its employees and exploration partner and with local communities and local governments, and uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

• risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;

• risks related to the Company’s history of losses, which will continue to occur in the future;

• risks related to governmental regulations;

• risks related to the uncertainty of the Company’s ability to attract and retain qualified management;

• risks related to the Company’s ability to successfully establish mining operations or profitably produce precious metals;

• volatility in the market price of gold, silver and other minerals which could affect the profitability of possible future operations and financial condition;

• risks related to currency volatility;

• risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

• risks related to the Company’s primary properties being located in Argentina, including political, economic, and regulatory instability;

• uncertainty as to actual capital costs, operating costs, production and economic returns relating to potential mining operations;

• uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;

• risks related to the Company being subject to environmental laws and regulations;

• risks related to land reclamation requirements;

• risks related to the Company’s ability to attract necessary capital funding for mineral exploration in the future;

• risks related to officers and directors being or becoming associated with other natural resource companies which may give rise to conflicts of interests; and

• the volatility of the Company’s common share price.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A under “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s experience, beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Investors are cautioned against attributing undue certainty to forward-looking statements.

Overall Performance

The Company is a mineral exploration company incorporated under the laws of Alberta, Canada and, together with its subsidiaries and properties, is engaged in the exploration of mineral properties in Santa Cruz province, Argentina.

Mineral Exploration Activity

La Josefina

During 2012, the Company conducted reconnaissance exploration on the La Josefina project while it worked to complete the negotiation of an amendment to the La Josefina agreement; this was completed and signed on November 15, 2012.  The Company worked on regional analysis of the La Josefina project for the remainder of 2013.  The objective of this work was to attempt to identify additional high-grade veins on the property.

The Company, under its new agreement with Fomento Minero De Santa Cruz Sociedad Del Estado (“Fomicruz”) has until 2019 to complete exploration work and make a decision to advance the project to production.

Additional details regarding the reconnaissance exploration and the recommended work programs relating to the La Josefina project are included in the Company’s technical report dated September 29, 2010 (the “Technical Report”) and filed on SEDAR on October 4, 2010. Detailed results of the La Josefina drilling program are included in the Company’s website, www.huntmining.com.  The La Josefina property is the Company’s most advanced exploration property.

On January 15, 2013, the Company announced details for the recently signed amendment to its agreement with Fomicruz regarding the La Josefina project in Santa Cruz Province, Argentina.

On May 7, 2013, the Company added the La Josefina project to its Exploration agreement with Eldorado Gold Corp (“Eldorado”).  The Company received a one-time payment of $125,000.

On July 10, 2013, the Company received notice from Eldorado they were terminating their exploration agreement with the Company.  Because of the termination of the exploration agreement, the Company now has complete exploration control on the La Josefina project.

On March 31, 2014, the Company announced the start of exploration and development drilling on the La Josefina and La Valenciana gold and silver projects in Santa Cruz Province, Argentina.

On September 9, 2014, the Company announced completion of drilling campaigns at La Josefina and La Valenciana gold and silver projects in Santa Cruz Province, Argentina.

On September 17, 2014, the Company announced drill core assay results for two separate targets drilled in its 2014 drilling campaign on the La Josefina project.  The Company conducted a shallow Diamond drilling campaign, typically not more than 50 meters in depth, including 12 holes totaling 651 meters in length completed on the Maria Belen target and 15 holes totaling 957 meters on the Sinter target.  Detailed results of the La Josefina drilling program are included in the Company’s website, www.huntmining.com.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

The Company has been actively pursuing a new exploration partner for the La Josefina project, as of the date of this filing these discussions are still in process.

La Valenciana

On November 15, 2012 the Company signed an agreement with Fomicruz for the La Valenciana project in the province of Santa Cruz, Argentina.  The La Valenciana project lies to the west and is contiguous to the Company’s La Josefina project.   The project is also contiguous to and north of the Joaquin Silver-Gold project.

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.   If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new Joint Venture Corporation (“JV Corporation”) entity to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;
•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;
•
To the purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz’s total ownership interest in the JV Corporation to 49%.

At the Company’s option it can purchase all but the original granted 9% ownership interest from Fomicruz for USD $200,000 per percentage point owned down to 9%.  The remaining 9% can be purchased for a mutually agreed amount to be determined by negotiation between Fomicruz and the Company.

On February 21, 2013, the Company announced exploration results from the La Valenciana project.

The Company is not planning any work on the La Valenciana project for the remainder of 2013.  The Company is evaluating its 2014 exploration plan which could include regional sampling, mapping and ground geophysics.

On May 7, 2013, the Company added the La Valenciana project to its Exploration agreement with Eldorado.  The Company received a one-time payment of $200,000 and ongoing yearly lease payments of $125,000, as long as the La Valenciana project is considered a Stage II project under the Eldorado agreement.

On July 10, 2013, Eldorado elected to terminate the exploration agreement they had with the Company.  As a result of their termination of the agreement, the Company now has complete exploration and operational control of the La Valenciana project.

On March 31, 2014, the Company announced the start of exploration and development drilling on the La Josefina and La Valenciana gold and silver projects in Santa Cruz Province, Argentina.

On September 9, 2014, the Company announced completion of drilling campaigns at La Josefina and La Valenciana gold and silver projects in Santa Cruz Province, Argentina.

On September 22, 2014, the Company announced assay results from its 2014 drilling on the La Valenciana project.  This was the first drill program undertaken by the Company at La Valenciana and consisted of 42 holes totaling 3,000 meters, designed to partially test four separate targets: Principal, 19 holes totaling 1,135 meters; Valenciana, 6 holes totaling 438 meters; Rosario, 7 holes totaling 521 meters; and Florentina, 10 holes totaling 726 meters.  Detailed results of the La Valenciana drilling program are included in the Company’s website, www.huntmining.com.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

The Company has been actively pursuing a new exploration partner for the La Valenciana project, as of the date of this filing these discussions are still in process.

Bajo Pobré

The Company has conducted cursory reconnaissance activities on the Bajo Pobré property. The Company has completed all lease payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is affirmed.  As part of the amendment, the Company’s obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company’s right to ownership.

The Company completed detailed geological mapping, surface soil sampling and advanced drill targeting during 2012 on the Bajo Pobré project.  The Company did not carry out any exploration work on the Bajo Pobré project in 2013, 2014 or to date in 2015.

Other Projects:

The Company has completed an analysis of the regional data generated from the Eldorado Exploration agreement with the goal of identifying new precious metal targets in its Santa Cruz property portfolio.  The Company is now determining which properties continue to have merit and warrant further generative exploration.

Events Occurring Subsequent to the Close of the Six Month Period Ended June 30, 2015

On July 20, 2015, the Company issued 22,500,000 units at $0.05 per unit pursuant to a non-brokered private placement for gross proceeds of $1,125,000, all of which was received from related parties.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.075 per warrant before July 20, 2020.  All securities issued pursuant to the private placement will be subject to a four-month and one day hold period from the date of closing.

Subsequent to June 30, 2015, the Company repaid to a shareholder the full loan amount plus accrued and unpaid interest, totaling US$70,875.

Selected Financial Information

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

A summary of selected financial information for the most recent three fiscal years ended December 31, 2014 is as follows:

	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Net loss for the period	(3,302,154)	(2,680,088)	(4,172,082)
Net loss for the period – basic and diluted loss per share	$(0.03)	$(0.02)	$(0.04)
Total assets	2,526,707	5,002,767	7,701,979
Total non-current liabilities	207,069	125,000	125,000
Cash dividends	-	-	-

The Company’s net loss was higher in 2014 compared to 2013 due to increased expenditures relating to the Company’s 2014 drill program as well as the termination of the exploration agreement and recovery of costs from the Company’s former exploration partner and related revenue received from operator’s fees during 2013.

The Company’s net loss was significantly lower in 2013 compared to 2012 due to the Company’s former exploration partner funding the majority of its operations in Argentina and project payments totaling $450,000.  Also, a $616,331 present value adjustment related to VAT receivable was recorded for the year ended December 31, 2012.

The Company has chosen to expense its exploration and evaluation expenditures as incurred.

In the three and six month periods ended June 30, 2015, the Company incurred exploration expenses of $263,390 and $325,472, respectively.  In the three and six month periods ended June 30, 2014, the Company incurred exploration expenses of $759,443 and $873,518, respectively.  Primary components of exploration expenses in 2015 and 2014 are given in the following table:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Drilling expense	$-	$544,837	$-	$544,837
Assay expense	-	39,849	-	39,849
Equipment rental expense	-	31,913	-	33,069
Fuel expense	11,394	37,673	37,380	50,143
Property payments	212,015	-	212,015	1,701
Property reports	-	214	-	10,109
Other	39,981	104,957	76,077	193,810
	$263,390	$759,443	$325,472	$873,518

The other component of exploration expenses is primarily geological consulting fees.  The Company’s exploration expenses for the three and six month periods ended June 30, 2015 were lower compared to the three and six month periods ended June 30, 2014 due to the Company’s cost cutting initiatives, including a reduction in the number of staff members in its Argentine exploration team which has resulted in lower exploration expenses.

Exploration expenses were allocated to the Company’s properties according to the following table:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
La Josefina	$148,629	$267,961	$170,358	$317,518
La Valenciana	33,394	491,482	73,747	554,300
Other	81,367	-	81,367	1,700
	$263,390	$759,443	$325,472	$873,518

For the six months ended June 30, 2015 the major components of Administrative and Office expenses were $28,376 on account of camp rent (as compared to $39,415 in 2014) and miscellaneous expense relating to the La Josefina project of $1,230 (as compared to $9,736 in 2014).

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Results of Operations

Three and six month periods ended June 30, 2015 as compared to the three and six month periods ended June 30, 2014

For the three month period ended June 30, 2015 the Company generated a net loss of $952,684, or $0.07 per share, compared to a net loss of $1,285,358, or $0.01 per share, for the three month period ended June 30, 2014.  For the six month period ended June 30, 2015 the Company generated a net loss of $1,419,029, or $0.10 per share, compared to a net loss of $2,039,954, or $0.02 per share, for the six month period ended June 30, 2014.  The decreased net loss and net loss per share for the six months ended June 30, 2015 was primarily the result of the Company’s implementation of several cost cutting measures.

The Company generated interest income of $3,422 for the three month period ended June 30, 2015, down from $4,652 for the three month period ended June 30, 2014. The Company incurred net operating expenses of $764,384 for the three month period ended June 30, 2015, down from $1,284,688 for the three month period ended June 30, 2014.  The Company generated interest income of $6,745 for the six month period ended June 30, 2015, down from $12,408 for the six month period ended June 30, 2014. The Company incurred net operating expenses of $1,270,793 for the six month period ended June 30, 2015, down from $1,902,483 for the six month period ended June 30, 2014.  The decrease in the net operating expenses in 2015 was mainly the result of a decrease in exploration expenses, travel expenses, payroll expenses and depreciation, offset by a slight increase in professional fees and administrative and office expenses.

The Company intends to continue exploration work on the La Josefina property in accordance with the Fomicruz agreement.

Other assets include Value Added Tax (“VAT”) receivable as of June 30, 2015 of $609,249.  This amount reflects the credit accrued due to the payment of VAT on certain transactions in Argentina. The Company plans to seek reimbursement on the VAT if and when the exploitation of minerals has commenced. This asset is reported at net present value on the Company’s condensed interim consolidated statement of financial position.

Summary of Quarterly Results

	June 30, 2015 $	March 31, 2015 $	December 31, 2014 $	September 30, 2014 $

Net loss for the period	(952,684)	(466,345)	(628,985)	(633,215)
Net loss per share – basic and diluted:	(0.07)	(0.00)	(0.00)	(0.01)
Working capital	(2,057,919)	(1,203,885)	(655,728)	(419,688)
Total assets	2,589,132	2,759,060	2,526,707	2,342,602
Total non-current liabilities	214,141	214,231	207,069	125,000
Total shareholders’ equity	155,903	1,215,910	1,465,640	1,694,713

	June 30, 2014 $	March 31, 2014 $	December 31, 2013 $	September 30, 2013 $

Net loss for the period	(1,285,358)	(754,596)	(920,250)	(848,145)
Net loss per share – basic and diluted:	(0.01)	(0.01)	(0.00)	(0.01)
Working capital	42,929	1,433,613	1,967,559	2,656,074
Total assets	3,088,286	4,021,807	5,002,767	5,781,467
Total non-current liabilities	125,000	125,000	125,000	125,000
Total shareholders’ equity	2,240,367	3,480,069	4,285,821	4,955,316

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

During the three month periods ended June 30, 2015 and March 31, 2015, the Company had a decrease in its net loss primarily due to cost cutting measures.

During the three month period ended June 2014, the Company had an increase in its net loss primarily due to the expenditures relating to the Company’s 2014 drilling program.

Capital Resources and Liquidity

The Company does not have any cash flow generating properties. As at June 30, 2015, the Company had $50,739 in cash and short term investments and negative working capital of $2,057,919.  As at August 28, 2015, the Company had approximately $50,000 in cash and short term investments.

Going Concern

The accompanying condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred losses since its inception. As shown in the accompanying condensed interim consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $35,897,466 through June 30, 2015.  The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.  On July 20, 2015, the Company closed a non-brokered private placement for total gross proceeds of $1,125,000 (see Subsequent Event Discussion above).

The Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide are significant obstacles to raising the required funds. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The condensed interim consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

Transactions with Related Parties

During the three months ended June 30, 2015, the Company incurred $35,745 (June 30, 2014 – $30,762) in professional fees expense relating to the services of the President of CCSA.  During the six months ended June 30, 2015, the Company incurred $70,400 (June 30, 2014 - $60,217) in professional fees expense relating to the services of the President of CCSA.  Included in accounts payable and accrued liabilities as at June 30, 2015 was $65,718 (December 31, 2014 - $25,685) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at June 30, 2015, the Company had a receivable due from the President of CCSA for $504 (December 31, 2014 - $2,497) for cash advanced for field expenses.

During the three months ended June 30, 2015, the Company incurred $9,962 (June 30, 2014 - $8,573) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at June 30, 2015, the Company had a payable owing to the director of CCSA of $15,927 (December 31, 2014 – $5,580).  Included in prepaid expenses as at June 30, 2015, the Company had a receivable due from the director of CCSA of $118 (December 31, 2014 - $359) for cash advanced for miscellaneous expenses.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

During the three months ended June 30, 2015, the Company incurred $Nil (June 30, 2014 - $Nil) in professional fees expense relating to the consulting services of a director.  During the six months ended June 30, 2015, the Company incurred $Nil (June 30, 2014 - $Nil) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at June 30, 2015 was $5,976 (December 31, 2014 - $5,625) owing to a director for consulting fees.

During the three months ended June 30, 2015, the Company incurred $13,053 (June 30, 2014 - $Nil) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company’s President, CEO and Executive Chairman.  During the six months ended June 30, 2015, the Company incurred $26,197 (June 30, 2014 - $Nil) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company’s President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at June 30, 2015 was $80,716 (December 31, 2014 - $51,284) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Three months ended		Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Salaries and benefits	66,290	$40,451	133,044	$86,376
Consulting fees	45,707	49,029	90,020	86,694
Share based compensation	738	51,501	1,371	52,907
	$112,736	$140,981	$224,436	$225,977

Off Balance Sheet Arrangements

As at June 30, 2015, the Company had no off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on results of operations or the financial condition of the Company.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:

•
Level 1:  inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

•
Level 2:  inputs, other than quoted prices, that are observable, either directly or indirectly.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

Fair value

As at June 30, 2015, there were no changes in the levels in comparison to December 31, 2014.  The fair values of financial instruments are summarized as follows:

	June 30, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
FVTPL
Cash and equivalents (Level 1)	50,739	50,739	115,246	115,246

Available for sale
Performance bond (Level 1)	400,505	400,505	336,850	336,850

Loans and receivables
Accounts receivable	87,796	87,796	69,554	69,554

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	2,121,326	2,121,326	729,691	729,691

Cash and equivalents, marketable securities and performance bond are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.

i.	Currency risk

The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at June 30, 2015, the following are denominated in US dollars:

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Cash and equivalents	$1,924
Accounts payable and accrued liabilities	$657,895

  As at June 30, 2015, the following are denominated in Argentine Pesos:

Cash and equivalents	$46,038
Performance bond	$400,505
Accounts receivable	$85,100
Other credits	$99,942
Accounts payable and accrued liabilities	$548,934

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2015, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(65,692)
U.S. Dollar Exchange rate – 10% decrease	$65,692

At June 30, 2015, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(50,940)
Argentine Peso Exchange rate – 10% decrease	$50,940

ii.         Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $46,038 at June 30, 2015 (December 31, 2014 - $11,117) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company’s receivable at June 30, 2015 is $609,249 ($1,390,537 – undiscounted) (December 31, 2014 - $557,480 ($1,308,076 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company’s accounts payable and accrued liabilities are current and payable within one year.

iv.	Price risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.

v.       Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at June 30, 2015 and invested cash is short-term in nature.

New accounting standards, interpretations and amendments to existing standards

At the date of the Company’s condensed interim consolidated financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company.  Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The Company is currently evaluating the impact of the new pronouncements but does not anticipate any material changes to the unaudited condensed interim consolidated financial statements as a result of their adoption.  Information on new standard, amendment and interpretation that is expected to be relevant to the Company's condensed interim consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The following accounting standards and amendments are effective for future periods:

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

This standard is effective for reporting periods beginning on or after January 1, 2017.

Commitments and Provision

a)
On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina.  The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty (“NSR”) on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of June 30, 2015, the Company has made all required payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company’s ability to retain rights to explore the Bajo Pobré property is affirmed at this time.  As part of the amendment, the Company’s obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company’s right to ownership.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

b)
In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz.  On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company’s projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.  Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

c)
On June 30, 2010, a former director and accounting consultant (“the Consultant”) to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant’s claims. The certificates of notice stated the value of the Consultant’s claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The condensed interim consolidated financial statements include a provision of $125,000 at March 31, 2015 (December 31, 2014 - $125,000), representing the estimated value of the certificates of notices filed to date.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

As of June 30, 2015, the Company has been notified that amounts totaling 1,025,610 pesos ($108,391 as at June 30, 2015 and $95,966 as at December 31, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

d)
On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company’s La Josefina facilities.  The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60,000.

On May 1, 2015, the Company signed a new agreement with the owners of the Piedra Labrada Ranch with a term of three years beginning May 1, 2015 and ending on April 30, 2018, including annual commitments of $60,000.  The Company’s total commitment for 2015 is US$40,000.

e)
On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina.  The agreement is for a total of 7 years, expiring on October 31, 2019.  The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•
To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz’s total ownership interest in the JV Corporation to 49%.

At the Company’s option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

f)
On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of “La Josefina” and “La Valenciana” contract) and b) Loan Agreement signed between the parent Companies and CCSA.  Request is in the amount of $248,673.  This amount does not include potential fines.  An accrual for this amount has been included in taxes payable in the condensed interim consolidated statements of financial position.

On October 17, 2013, the answer to the requirement was filed.

As of January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.

On February 12, 2014, the Company filed a new request.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

On May 28, 2014, the final tax assessment was received from the Tax Authorities of the Santa Cruz Province in the amount of $209,460 (1,994,199 pesos), including interest, to be paid in installments with a final payment in November 2014.  During the year ended 2014, the Company made all installment payments required and has satisfied the tax assessment.

g)
On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property.  The agreement allows for the Company to engage in exploration activity.  The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000.  The Company’s total commitment for 2015 is US$36,000.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and preferred shares without nominal or par value.  As at August 28, 2015, the Company’s outstanding equity and convertible securities were as follows:

Securities	Outstanding
Voting equity securities issued and outstanding(2)	37,150,298 common shares
Securities convertible or exercisable into voting equity securities – stock options	Stock options to acquire up to 434,753 common shares(1) (3)
Securities convertible or exercisable into voting equity securities – warrants
2,500,000 warrants to acquire 2,500,000 common shares at an exercise price of $0.50 per share before November 4, 2015(2)

22,500,000 warrants to acquire 22,500,000 common shares at an exercise price of $0.075 per share before July 20, 2020(2)

Table Notes:

On June 24, 2015, the Company’s common shares were consolidated on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All common share, share option, share purchase warrant and per share figures have been adjusted to reflect the 10:1 share consolidation.

(1)
On April 4, 2014, the Company granted 285,000 stock options at an exercise price of $1.00 per share to certain directors and officers of the Company.  The options granted vested immediately and expire on April 4, 2019.

(2)
On November 4, 2014, the Company issued 2,500,000 units at $0.20 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.50 per warrant before November 4, 2015.  All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.

(3)	On January 18, 2015, 600,000 stock options expired with exercise price of $0.65.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

(4)
On July 20, 2015, the Company issued 22,500,000 units at $0.05 per unit pursuant to a non-brokered private placement for gross proceeds of $1,125,000.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.075 per warrant before July 20, 2020.  All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.

Risks and Uncertainties

No History of Earnings

The Company has no history of earnings.  The Company’s properties are in the exploration stage of development. Additional external financing will be required to develop these properties further. There can be no assurances that any of the Company’s properties will ever contain an economic ore body.

None of the Company’s properties are currently in production, and although the Technical Report indicates mineral resources for La Josefina project, there can be no assurance that any proven or probable mineral reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company’s ability to continue operations and fund its liabilities is dependent on management’s ability to secure additional financing. Although the Company has been successful in pursuing additional sources of financing in the past, there can be no assurance it will be able to do so in the future. There can be no assurances that additional funding will be available, or available under terms favorable to the Company, or at all.

Title Risks

Although the Company has exercised due diligence with respect to determining title to the properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company’s mineral property interest may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Until competing interests, if any, in the mineral lands have been determined, the Company can give no assurance as to the validity of title to those lands or the size of such mineral lands.

Exploration and Development

Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals the Company may acquire or discover may be affected by numerous factors that are beyond its control and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, the import and export of minerals and environmental protection, the combination of which factor may result in the Company not receiving an adequate return of investment capital.

All of the claims in which the Company has acquired or has a right to acquire an interest are in the exploration stage only and are without a known commercially-mineable ore body.  Development of the subject mineral properties would follow only if favorable exploration results are obtained.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore.  The long-term profitability of its operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The Company is required to obtain required permits from various government departments to carry out its work programs.  There is no guarantee that all required permits will be granted on terms satisfactory to the Company, or at all.  If such permits are not received, the Company may not be able to carry out or complete its business objectives.

Loss of Foreign Issuer Status

The Company may at some future date determine that it has ceased to qualify as a “foreign private issuer” for the purposes of United States federal securities laws. This determination is performed each year as of June 30, being the last business day of its second fiscal quarter.  Should this occur, the Company would not be able to avail itself of the rules and forms designated for foreign private issuers until the Company is able to once again establish its qualification as a foreign private issuer. Absent registration under the U.S. Securities Act, under most circumstances, securities issued by the Company during such times as that the Company fails to qualify as a “foreign private issuer,” would be “restricted securities” for the purposes of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and would be issued with a U.S. restrictive legend, regardless of whether they are issued in an “offshore transaction” pursuant to Regulation S, or are issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. The Company’s inability to issue securities outside the United States without resale restrictions imposed by the U.S. Securities Act and regulations thereunder may make it difficult or impossible to complete securities offerings on favorable terms, or at all.

Uninsured or Uninsurable Risks

Exploration, development and production of mineral properties is subject to certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes.  It is not always possible to insure fully against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons.  Should such liabilities arise, they could have a material adverse impact on the Company’s operations and could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Operating Hazards and Risks

Mineral exploration and development involves risks which even a combination of experience, knowledge and careful examination may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, developments and production of minerals, any of which could result in work stoppages, damage to or destruction of property, loss of life and environmental damage. The nature of these risks is such that liabilities might exceed insurance policy limits, the liabilities and hazards might not be insurable or the Company may elect not to insure itself against such liabilities due to high premium costs or other factors.  Such liabilities may have a materially adverse effect upon the Company’s financial condition.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Environmental Risks, Regulations, Permits and Licenses and Other Regulatory Requirements

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company’s operations, including development activities and commencement of production on its properties, require permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws, and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under applicable laws by governmental agencies that may require that the Company obtains permits from various governmental agencies.  There can be no assurance, however, that all permits that the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or at all or that such laws and regulations will not have an adverse effect on any mining project which it might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fine or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition

The mining industry is intensely and increasingly competitive in all its phases, and the Company will compete with other companies that have greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and operated economically and businesses compete for the technical expertise to find, develop, and operate such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties.

Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Dependence on Management

The Company is largely dependent on the performance of its directors and officers.  There is no assurance the Company will be able to maintain the services of its directors and officers or other qualified personnel required to operate its business. The loss of the services of any of these persons could have a material adverse effect on the Company and its prospects.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of metals or minerals being mined.  There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist at the time of sale.  Factors beyond the Company’s control may affect the marketability of metals or minerals discovered, if any.  Metal prices have fluctuated widely, particularly in recent years, and the Company will be affected by numerous factors beyond its control. The effect of these factors on the Company’s operations cannot be predicted. If mineral prices decline significantly, it could affect the Company’s decision to proceed with further exploration of its properties.

Future Financing

The Company’s continued operation will be dependent upon its ability to generate operating revenues and to procure additional financing.  There can be no assurance that any such revenues can be generated or that other financing can be obtained on acceptable terms to the Company, if at all.  Failure to obtain additional financing on a timely basis may result in delay or indefinite postponement of further exploration and development or forfeiture of some rights in some or all of the Company’s properties.  If additional financing is raised by the issuance of shares from treasury, control of the Company may change and shareholders may suffer additional dilution.  If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to further explore and develop its properties, take advantage of other opportunities, or otherwise remain in business. Events in the equity market may impact the Company’s ability to raise additional capital in the future. The Company’s loss of “foreign private issuer” status under US securities law may also adversely affect future financings.

Future Acquisitions

As part of the Company’s business strategy, it may seek to grow by acquiring companies, assets or establishing joint ventures that it believes will complement its current or future business.  The Company may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for its business. The Company cannot guarantee that it can complete any acquisition it pursues on favorable terms, or that any acquisitions competed will ultimately benefit its business.

Volatility of Share Price

In recent years, the securities markets in the United States and Canada, and the Exchange in particular,  have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not  necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  It may be anticipated that any quoted market for the shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in generating revenues, cash flows or earnings.

Conflicts of Interest

Certain directors and officers of the Company will and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company.  Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the interest of the Company.  Directors and officers of the Company with conflicts of interest will be subject to and follow procedures set out in applicable corporate and securities legislation, regulation, rules and policies

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Reliability of Historical Information

The Company has relied, and the Technical Report is based, in part, upon historical data compiled by previous parties involved with the La Josefina project.  To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Dividends

The Company has never paid a dividend on its common shares or preferred shares.  It is not anticipated that the Company will pay any dividends on its common shares or preferred shares in the foreseeable future.

Adverse fluctuations in currency exchange rates

The Company will maintain most of its working capital in Canadian and United States dollars. However, a significant portion of the Company’s operating costs are incurred in Argentinean pesos. Accordingly, the Company will be subject to fluctuations and volatility in the rates of currency exchange between the Canadian dollar, United States dollar and the Argentinean peso, and these fluctuations could materially affect the Company’s financial position and results of operations as costs may be higher than anticipated. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso. Consequently, operation and development of the Company’s properties might be more costly than the Company anticipates.

Economic and political instability in Argentina may affect the Company’s mineral projects

All of the Company's material properties are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

During an economic crisis in 2002 and 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the Argentinean government has renegotiated or defaulted on contractual arrangements.

In January 2008, the Argentinean government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.

There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labor unrest.

Certain political and economic events such as acts or failures to act by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on the Company's ability to operate.

Limitations on the transfer of cash or other assets between the Company and its subsidiaries or joint venture partners

The Company is a Canadian company that is conducting operations through foreign (principally Argentinean) subsidiaries, and substantially all of the Company's assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and the Company's valuation and stock price.

HUNT MINING CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015

Current Global Economic Conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company's access to capital or increase its cost of capital.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Service of Process

A majority of the directors and officers of the Company reside outside of Canada and it will therefore be difficult to effect service of process (service of legal proceedings) on such directors and officers.

Critical Accounting Policies, Judgments and Estimates

Details regarding the Company’s accounting policies and judgments and estimates are presented in Note 4 and Note 6 to the Company’s consolidated financial statements for the year ended December 31, 2014.